

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2020

Benjamin Kovler
Founder, Chairman of the Board and Chief Executive Officer
Green Thumb Industries Inc.
325 West Huron Street, Suite 412
Chicago, IL 60654

> **Re: Green Thumb Industries Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed February 6, 2020**
> **File No. 000-56132**

Dear Mr. Kovler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12G

Overview of the Corporation, page 7

1. We note your response to prior comment 1 and your revised disclosure on page 7. Please further revise the page 7 discussion concerning your consumer products/wholesale business to clarify whether you (i) sell on a wholesale basis the cannabis that you grow and (ii) internally source the cannabis used to manufacture your consumer packaged goods.

2. We refer to prior comment 3 and note that your disclosure on page 7 identifies several product categories, including flowers, pre-rolls, concentrates, vape, capsules, tinctures, edibles, and topical. In addition, we refer to comment 1 above concerning whether you sell cannabis on a wholesale basis. Accordingly, please revise to provide the product class disclosure required by Item 101(c)(i) of Regulation S-K or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Business Combinations, page 64

3. We acknowledge the information provided in your response to comment 13. However, the disclosure does not sufficiently explain the key assumptions used to determine the fair value of your intangible assets for licenses and permits. For example, consider describing and quantifying the key assumptions used in your cash flow projections.

Item 6. Executive Compensation, page 78

4. Please revise to provide all Item 6 information for the fiscal year ended December 31, 2019.

Integral Associates LLC Combined Financial Statements , page F-78

5. We note your response to comment 23, but since you do not intend to update the financial statements of the company in the Form 10 prior to its effectiveness, it appears that you should include the interim financial statements of Integral Associates LLC, required by Rule 3-05(b)(2) of Regulation S-X, or tell us why the financial statements are not required.

Unaudited Pro forma Condensed Combined Financial Statements, page PF-1

6. Your response to comment 25 did not address your consideration of Rule 11-02(c)(2)(i) of Regulation S-X. Please revise to include your pro forma statement of operations for the nine months ended September 30, 2019, or tell us why the pro forma information is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Franklin Wyman at 202-551-3660 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Martin Glass, Esq.